Shareholder Meeting Results (unaudited)

The Special Meeting of Shareholders of Pacific
Capital Cash Assets Trust, Pacific Capital Tax-Free
 Cash Assets Trust and Pacific Capital U.S. Government
Securities Cash Assets Trust (each a series of Cash
Assets Trust) was held on September 23, 2009. The holders of shares representing 69.5% of the Trusts' total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes are presented below).

1. To elect Trustees.

Dollar Amount of  Votes:

Trustee		For		Withheld

Thomas W. Courtney	$1,058,398,463		$2,421,459
Diana P. Herrmann	$1,058,422,395		$2,397,528
Stanley W. Hong	$1,058,422,395		$2,397,528
Richard L. Humphreys	$1,058,406,550		$2,413,373
Bert A. Kobayashi, Jr.	$1,058,422,395		$2,397,538
Theodore T. Mason	$1,058,422,395		$2,397,528
Glenn O'Flaherty	$1,058,422,395		$2,397,528
Russell K. Okata	$1,058,406,550		$2,413,373


2. To ratify the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm.

Dollar Amount of  Votes:

	For		Against	Abstain

	$1,060,137,375		$234,411	$448,137